BEHRINGER HARVARD OPPORTUNITY REIT I, INC.

June 26, 2008

VIA EDGAR

Ms. Cicely LaMothe

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C.  20549

Re:	Behringer Harvard Opportunity REIT I, Inc.
Form 10-K for the year ended 12/31/07
Filed on 3/31/2008
File No. 000-51961

Dear Ms. LaMothe:

On behalf of Behringer Harvard Opportunity REIT I, Inc. (the “Company”), I am writing in response to comments of the Staff with respect to the financial statements and related disclosures in the Company’s Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”), as set forth in the Commission’s letter dated June 16, 2008.  The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter.  The Company responds to the specific comments of the Staff as follows:

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Real Estate, pages F-8 - F-9

1.                                      The value of below market leases should be based on the remaining non-cancelable lease term plus any fixed rate renewal options, while above market leases should be based on just the remaining non-cancelable lease term.  The resulting value would be amortized over this same period.  Please tell us if this methodology differs from your definition of the determined lease term.  If applicable, please quantify the impact on your financial statements of any difference.

Response:  The Company confirms that the Staff’s methodology described above does not differ from the Company’s definition of the determined lease term, which is based on the definition provided by paragraph 22a of Financial Accounting Standards Board Statement No. 98, Accounting for Leases.

The Company respectfully notes that it has clarified its policy by expanding the disclosure of the lease term for both above and below market leases.  This expanded disclosure can be found both in Note 3 to its consolidated financial statements for the quarter ended March 31, 2008 and in its Critical Accounting Policies and Estimates within Management’s Discussion and Analysis and Results of Operations as filed in the Company’s Form 10-Q on May 15, 2008.

15601 Dallas Parkway, Suite 600
Addison, Texas 75001-6026
www.behringerharvard.com
Main: 866.655.3600 (toll free)
Fax: 866.655.3610 (toll-free)

Securities and Exchange Commission

Note 5 – Real Estate Investments

2.                                      Please advise us how you complied with the disclosure requirements outlined in Rule 4-08(g) of Regulation S-X and APB 18.  Also, please confirm that your unconsolidated subsidiaries did not meet the significance threshold to require financial statements pursuant to Rule 3-09 of Regulation S-X.

Response:  The Company respectfully submits that the financial information set forth in the Form 10-K complies with the requirements outlined in APB 18.  The Company’s interests in three properties that are accounted for using the equity method (Royal Island, GrandMarc at Westberry Place, and GrandMarc at the Corner) are non-controlling, unconsolidated ownership interests that individually and in the aggregate are not material to the Company’s financial position and results of operations taken as a whole.  Please refer to Note 5 to the Company’s consolidated financial statements set forth in the Form 10-K, which summarizes all of the Company’s investments.  Please also refer to Note 4 to the Company’s consolidated financial statements set forth in the Form 10-K, which lists Royal Island, GrandMarc at Westberry Place, and GrandMarc at the Corner among the assets acquired by the Company in 2007, including the percentage ownership interest in, and approximate purchase price of, each asset.

The Company reviewed the requirements outlined in Rule 4-08(g) and Rule 10-01(b)(1) of Regulation S-X in preparation of its Form 10-Q for the quarter ended March 31, 2008 after filing the Form 10-K and determined that certain additional information relating to the Royal Island, GrandMarc at Westberry Place, and GrandMarc at the Corner properties should have been included in the Notes to the Company’s consolidated financial statements for the year ended December 31, 2007 in order for the Notes to be in technical compliance with Rule 4-08(g).

The Company respectfully notes for the Staff that the financial information required in accordance with APB 18, Rule 4-08(g) and Rule 10-01(b)(1) was provided in the Company’s quarterly report on Form 10-Q in Note 7 to the Company’s consolidated financial statements (unaudited) for the quarter ended March 31, 2008 and the Company has procedures in place to ensure that the information required under Rule 4-08(g) and Rule 10-01(b)(1) is included in subsequent annual and quarterly reports.

The Company confirms that its unconsolidated subsidiaries did not meet the significance threshold to require separate audited financial statements pursuant to Rule 3-09 of Regulation S-X.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filings; that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

If you have any questions regarding these matters, please do not hesitate to contact me.

Sincerely,

BEHRINGER HARVARD OPPORTUNITY REIT I, INC.

By:	/s/ Gary S. Bresky
Gary S. Bresky
Chief Financial Officer